Exhibit 12.1
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and
Preferred Stock Dividends

	Years Ended December 31,
(in thousands, except ratios)	2010	2009	2008

Income (loss) from continuing operations before income taxes	$285,926	$(35,901)	$429,469
Interest expense	60,087	28,292	29,039
Rental expense attributable to interest	932	505	338

Earnings	$346,945	$(7,104)	$458,846

Interest expense	$60,087	$28,292	$29,039
Capitalized interest	184	66	1,233
Rental expense attributable to interest	932	505	338
Preferred stock dividends	-	-	-

Fixed charges and preferred stock dividends	$61,203	$28,863	$30,610

Ratio of earnings to fixed charges (a)	5.67	(0.25)	14.99

Insufficient coverage	$-	$(35,967)	$-

Ratio of earnings to fixed charges and preferred stock dividends (b)	5.67	(0.25)	14.99

Insufficient coverage	$-	$(35,967)	$-

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:
•
earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.
(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:
•
earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•
fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.